EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State/Country of Organization
Sub-Q Solutions, Inc.	Delaware
Insulet MA Securities Corporation	Massachusetts
Insulet Singapore Private Limited	Singapore
Insulet Canada Corporation	Canada
Insulet Consulting (Shenzhen) Co., Ltd.	China
Insulet International Holdings Ltd.	United Kingdom
Insulet International Ltd.	United Kingdom